UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 12, 2016

TAL INTERNATIONAL GROUP, INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware	333-126317	20-1796526
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Manhattanville Road
Purchase, New York 10577-2135
(Address of Principal Executive Offices, including Zip Code)

Telephone: (914) 251-9000
(Registrant's Telephone Number, Including Area Code)

Not applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant any of the following provisions:

☒            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Introductory Note
On July 12, 2016, TAL International Group, Inc., a Delaware corporation (the “Company”), Triton International Limited, a Bermuda exempted limited liability company (“Holdco”), Triton Container International Limited, a Bermuda exempted limited liability company (“Triton”), Ocean Delaware Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of Holdco (“Delaware Merger Sub”), and Ocean Bermuda Sub Limited, a Bermuda exempted limited liability company and direct wholly owned subsidiary of Holdco (“Bermuda Merger Sub”), completed the previously announced transactions contemplated by the transaction agreement, dated as of November 9, 2015, by and among the Company, Holdco, Triton, Delaware Merger Sub and Bermuda Merger Sub (as amended from time to time, the “Transaction Agreement”).

Item 2.01. Completion of Acquisition or Disposition of Assets.
On July 12, 2016, the Company, Holdco, Triton, Delaware Merger Sub and Bermuda Merger Sub completed the previously announced transactions contemplated by the Transaction Agreement.
Upon the terms and subject to the conditions set forth in the Transaction Agreement, Bermuda Merger Sub merged with and into Triton (the “Triton Merger”), with Triton as the surviving corporation, and, immediately thereafter, Delaware Merger Sub merged with and into the Company (the “TAL Merger” and, together with the Triton Merger, the “Mergers”), with the Company as the surviving corporation. As a result of the Mergers, both the Company and Triton became wholly owned subsidiaries of Holdco.
At the effective time of the Triton Merger, each Triton common share was converted into the right to receive 0.798655452599506 Holdco common shares, in accordance with the Triton Exchange Ratio (as defined in the Transaction Agreement). At the effective time of the TAL Merger, each share of common stock of the Company was converted into one Holdco common share, in accordance with the TAL Exchange Ratio (as defined in the Transaction Agreement). As a result of the Mergers, former stockholders of the Company hold approximately 45%, or 33,395,291, and former Triton shareholders hold approximately 55%, or 40,760,788, of Holdco common shares outstanding immediately after the closing of the Mergers.
The issuance of Holdco common shares in connection with the Mergers was registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Holdco’s registration statement on Form S-4, as amended (File No. 333-208757) (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective on May 9, 2016.
The foregoing description of the Transaction Agreement and the Mergers is only a summary, does not purport to be complete, and is qualified in its entirety by reference to the Transaction Agreement, which is filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 9, 2015, and is incorporated by reference herein in its entirety.
The information provided in the Introductory Note and in Items 3.01, 5.01, 5.02, 5.03 and 5.07 of this Current Report on Form 8-K is incorporated herein by reference.

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.
In connection with the transactions contemplated by the Transaction Agreement, the Company is no longer listed on the New York Stock Exchange (the “NYSE”). On June 30, 2016, the Company notified the NYSE of the Company’s intention to delist its common stock, par value $0.01, from the NYSE. The NYSE expects to file on July 13, 2016, a notification of removal on Form 25 with the SEC to effect the delisting. Additionally, the Company intends to file with the SEC certifications on Form 15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requesting the degregistration of the Company’s common stock under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Section 15(d) of the Exchange Act as promptly as practicable.
The information provided in the Introductory Note and in Items 2.01, 5.01, 5.02, 5.03 and 5.07 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.01. Changes in Control of Registrant.
Prior to the Effective Time (as defined in the Transaction Agreement), the Company was a widely held, publicly traded company. Upon the Effective Time, a change in control of the Company occurred and all outstanding shares of the Company’s common stock are now held by Holdco.
The information provided in the Introductory Note and in Items 2.01, 3.01, 5.02 and 5.07 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.
In connection with the Mergers and immediately prior to the Effective Time, Helmut Kaspers and Frederic Lindeberg, who were members of the Board of Directors of the Company since 2011 and 2005, respectively, tendered their respective letters of resignation, effective as of the Effective Time, from the Board of Directors of the Company.
The information provided in the Introductory Note and in Items 2.01, 3.01, 5.01, 5.03 and 5.07 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.
At the Effective Time and in connection with the completion of the transactions contemplated by the Transaction Agreement, the Second Amended and Restated Certificate of Incorporation of the Company and the bylaws of the Company were amended and restated. A copy of the Third Amended and Restated Certificate of Incorporation of the Company and the Amended and Restated Bylaws of the Company are attached hereto as Exhibit 3.1 and Exhibit 3.2, respectively, and are incorporated herein by reference.
The information provided in the Introductory Note and in Items 2.01, 3.01, 5.01, 5.02 and 5.07 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.07. Submission of Matters to a Vote of Security Holders.
On July 12, 2016, the Company held a special meeting of its stockholders (the “Special Meeting”) in order to obtain the stockholder approval necessary to adopt the Transaction Agreement and certain of the transactions contemplated thereunder. At the Special Meeting, the stockholders of the Company voted to (1) adopt the Transaction Agreement, (2) approve the adjournment of the Special Meeting, if necessary or appropriate to solicit additional proxies if there are not sufficient votes to adopt the Transaction Agreement, (3) approve, by a non-binding, advisory vote, certain compensation that may be paid or become payable to the Company’s named executive officers in connection with the Mergers and to adopt, on a non-binding advisory basis, the resolution set forth in the proxy statement/prospectus reflecting such approval, and (4) approve the inclusion in Holdco’s bye-laws of the business combination provision providing for certain restrictions on business combinations with interested shareholders.
The number of votes cast for the adoption of the Transaction Agreement were as follows:

	Number of Shares
PROPOSAL #1 - ADOPT THE TRANSACTION AGREEMENT	For	Against	Abstain	Broker Non-Votes
Total Shares Voted	23,780,468	178,391	136,084	—
The number of votes cast to approve the adjournment of the Special Meeting, if necessary or appropriate to solicit additional proxies were as follows:

	Number of Shares
PROPOSAL #2 - APPROVE THE ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY OR APPROPRIATE TO SOLICIT ADDITIONAL PROXIES	For	Against	Abstain	Broker Non-Votes
Total Shares Voted	20,750,548	3,154,008	190,387	—

The number of votes cast to approve, by a non-binding, advisory vote, certain compensation to the Company's Named Executive Officers in connection with the Mergers were as follows:

	Number of Shares
PROPOSAL #3 - APPROVE, BY A NON-BINDING, ADVISORY VOTE, CERTAIN COMPENSATION TO THE COMPANY'S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER	For	Against	Abstain	Broker Non-Votes
Total Shares Voted	20,140,826	3,576,821	377,296	—

The number of votes cast to approve the inclusion in Holdco's Bye-Laws were as follows:

	Number of Shares
PROPOSAL #4 - APPROVE THE INCLUSION IN HOLDCO'S BYE-LAWS	For	Against	Abstain	Broker Non-Votes
Total Shares Voted	12,559,140	11,294,441	241,362	—

Item 8.01. Other Events.
On July 12, 2016, the Company, Triton and Holdco issued a joint press release announcing the consummation of the transactions contemplated by the Transaction Agreement. A copy of the joint press release is included herewith as Exhibit 99.1 and is incorporated herein by reference.
Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description of Exhibit
2.1
Transaction Agreement, dated as of November 9, 2015, by and among TAL International Group, Inc., Triton International Limited, Triton Container International Limited, Ocean Delaware Sub, Inc. and Ocean Bermuda Sub Limited (incorporated by reference from Exhibit 2.1 to TAL International Group, Inc Form 8-K filed on November 10, 2015 (File No. 001-32638))

3.1*	Third Amended and Restated Certificate of Incorporation of TAL International Group, Inc., dated as of July 12, 2016
3.2*	Amended and Restated Bylaws of TAL International Group, Inc., dated as of July 12, 2016
99.1*	Joint Press Release, dated as of July 12, 2016

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TAL International Group, Inc.

Dated:	July 12, 2016	By:	/s/ John Burns
		Name:	John Burns
		Title:	Senior Vice President and Chief Financial Officer